SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 96594 / December 29, 2022

Admin. Proc. File No. 3-20985

In the Matter of

PLANTATION CORP.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

Sandhya C. Harris and *Samantha Williams* for the Division of Enforcement.

Respondent Plantation Corp. (CIK No. 1458704; ticker: PTNL) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that it did not file required periodic reports.[1] Though it failed to respond to the OIP, Respondent filed a Form 15 seeking to terminate the registration of its securities. Respondent also failed to respond to an order to show cause why it should not be found in default,[2] and it failed to respond to the Division of Enforcement's motion to expedite the proceeding and find Respondent in default before the Form 15 became effective. We now expedite the proceeding, find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registration of its securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On August 18, 2022, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Plantation Corp.*, Exchange Act Release No. 95543, 2022 WL 3575944 (Aug. 18, 2022).

[2]   *Plantation Corp.*, Exchange Act Release No. 95975, 2022 WL 5184427 (Oct. 4, 2022).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. Specifically, the OIP alleges that Respondent is an active Wyoming corporation located in Laramie, Wyoming, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2019, which reported a net loss of $841,461 for the prior nine months. The OIP alleges that, as of July 15, 2022, unsolicited quotations for the common stock of Respondent were quoted on OTC Link operated by OTC Markets Group, Inc.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

As set forth below, Respondent did not answer the OIP. However, on October 4, 2022, it did file a Form 15, seeking to terminate the registration of its securities under Exchange Act Section 12(g). A Form 15 generally takes effect 90 days after it is filed, meaning that the Form 15 that Respondent filed on October 4, 2022 would become effective on January 2, 2023.[11]

B.   Respondent failed to answer the OIP or respond to a show cause order or the Division's motion for default and expedited consideration.

Respondent was properly served with the OIP but did not answer it. On October 4, 2022, more than ten days after service on Respondent, and the same day on which Respondent filed its Form 15, it was ordered to show cause by October 18, 2022, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[12] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked."

On November 29, 2022, the Division filed a motion to expedite the proceeding, find Respondent in default, and revoke the registration of its securities before the Form 15 became effective. Respondent failed to respond to the Division's motion.

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   15 U.S.C. § 78*l*(g)(4); 17 C.F.R. § 240.12g-4; *see also* 15 U.S.C. § 78*l*(g)(4) (providing that a Form 15 will not become effective 90 days after its filing if the Commission institutes proceedings to deny termination of registration on the basis that the information required to be certified on the Form 15 is untrue).

[12]   *Plantation Corp.*, 2022 WL 5184427.

II. Analysis

A. We exercise our discretion to grant the Division's motion to expedite this proceeding.

We conclude that it is an appropriate exercise of our discretion to grant the Division's motion to expedite consideration of this Section 12(j) proceeding.[13] Once an issuer no longer has a class of securities registered under Section 12 of the Exchange Act—*e.g.*, upon the effectiveness of a Form 15—it is appropriate to dismiss a Section 12(j) proceeding against that issuer because revocation and suspension of registration are the only remedies available in a proceeding instituted under that section.[14] Yet revocation of registration pursuant to Section 12(j) imposes important trading restrictions that do not arise when registration is terminated through the filing of a Form 15. In particular, "[n]o member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been . . . revoked pursuant to" Section 12(j).[15]

Under the circumstances, we believe it is appropriate to exercise our discretion to expedite consideration and prioritize the resolution of the Section 12(j) proceeding. By failing to file an answer; by failing to respond to the show cause order; and by failing to respond to the Division's motion to expedite and resolve the proceeding before the Form 15 became effective, Respondent forfeited the opportunity to justify why the trading of its securities should continue despite its recurrent failure to comply with periodic reporting obligations.[16] Moreover, Respondent filed its Form 15 only after the institution of proceedings and was repeatedly warned of the consequences of defaulting. We have granted motions to expedite in similar circumstances in the past and do so again here.[17]

B. We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, such respondent may be deemed in default pursuant to Rule

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[13] *See, e.g.*, *Florida Mun. Power Agency v. FERC*, 315 F.3d 362, 366 (D.C. Cir. 2003) (stating that "[a]dministrative agencies enjoy 'broad discretion' to manage their own dockets"); *Piedmont Mining Co.*, Exchange Act Release No. 90998, 2021 WL 302893, at *3 (Jan. 27, 2021) (expediting consideration of Section 12(j) proceeding).

[14] *NXChain, Inc.*, Exchange Act Release No. 87479, 2019 WL 5784734, at *2 & n.12 (Nov. 6, 2019) (collecting cases).

[15] 15 U.S.C. § 78*l*(j).

[16] *See generally Porco v. Huerta*, 472 F. App'x 2, 4 (D.C. Cir. 2012) (applying forfeiture to claim that agency should not have remanded case for disposition on "expedited schedule").

[17] *See, e.g.*, *WorldNet, Inc. of Nevada*, Exchange Act Release No. 94391, 2022 WL 716097, at *2 (Mar. 9, 2022).

155(a).[18] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[19] Because Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[20]

C.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[21] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[22]

Although these factors are nonexclusive, and no single factor is dispositive,[23] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[24]

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[18]   17 C.F.R. § 201.220(f).

[19]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[20]   *See supra* notes 4–8 and accompanying text.

[21]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[22]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[23]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[24]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[25] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[26] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[27] That Respondent ignored its reporting obligations for years evinces "a 'high degree of culpability.'"[28] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a strongly compelling showing to justify another sanction. We find it necessary and

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[25]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[26]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 24 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[27]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[28]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 96594 / December 29, 2022

Admin. Proc. File No. 3-20985

In the Matter of

PLANTATION CORP.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Plantation Corp. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of December 30, 2022.

By the Commission.

Vanessa A. Countryman
Secretary